Exhibit 4.22

[English Translation]

Telecommunications Services Agreement

for the Years from 2011 to 2013

This Agreement was entered into on 21 December 2010 by and between:

A.	China Mobile Limited, a limited liability company incorporated and duly existing in accordance with Hong Kong law with its legal address at 60/F., The Center, 99 Queen’s Road Central, Hong Kong (hereinafter referred to as “Party A”); and

B.	China Mobile Communications Corporation, a state-owned enterprise incorporated and duly existing in accordance with the People’s Republic of China (hereinafter as “PRC”) law with its legal address at No.29, Jin Rong Avenue, Xi Cheng District, Beijing, the PRC (hereinafter referred to as “Party B”).

WHEREAS:

To facilitate the development of their mobile telecommunications business and engage in normal production and operating activities in their normal operations, Party A’s relevant subsidiaries require certain telecommunications services from Party B’s relevant subsidiaries. Meanwhile, Party B’s relevant subsidiaries also require certain telecommunications services from Party A’s relevant subsidiaries in their normal operations.

THEREFORE, following amicable consultation, Party A and Party B have concluded the following agreements:

1.	Provision of Telecommunications Services to Party A

1.1	Party B agrees to cause its relevant subsidiaries to provide telecommunications services to Party A’s relevant subsidiaries in accordance with the terms and conditions hereof, and Party A agrees to cause its designated subsidiaries to receive the telecommunications services provided by Party B’s subsidiaries in accordance with the terms and conditions hereof. Meanwhile, Party A agrees to cause its relevant subsidiaries to provide telecommunications services to Party B’s relevant subsidiaries in accordance with the terms and conditions hereof, and Party B agrees to cause its relevant subsidiaries to receive the telecommunications services provided by Party A’s subsidiaries in accordance with the terms and conditions hereof. In this Agreement, the party and its relevant subsidiaries which are to provide services are collectively called as “the Providers”, while the party and its relevant subsidiaries that are to receive services provided are collectively as “the Receivers”.

1.2	Each and all responsibilities, obligations and interests arsing from the performance of this Agreement by the relevant subsidiaries of the Parties hereto in accordance with the terms of this Agreement as the Providers and Receivers shall ultimately be performed and/or enjoyed by Party A and Party B respectively.

2.	The Services

Pursuant to this Agreement, the Providers shall provide the following telecommunications services:

2.1	Planning, design and consultation of telecommunications projects

The telecommunications projects include, but not limited to, the construction of telecommunications networks, telecommunication ducts, base stations, cabling, expansion of network capacity and renovation, installation and commissioning of telecommunications facilities. The services include, but not limited to, planning, design and consultation of telecommunications projects, specific researches and demonstration of construction projects, compilation of project proposals, feasibility study reports and engineering design documentation.

2.2	Construction of telecommunications projects

The telecommunications projects include, but not limited to, the construction of telecommunications networks, telecommunication ducts, base stations, expansion of network capacity and renovation. The services include, but not limited to, construction, preliminary stage testing of telecommunications projects, and telecommunications equipment installation, construction equipment repairs, decoration and other relevant services.

2.3	Maintenance of telecommunications facilities and equipment

Telecommunications facilities and equipment include, but not limited to, fiber cables, telecommunications towers, base stations, attached buildings, watching towers, mark stones, ducts, signs, etc. Maintenance services include regular inspection, testing, routine maintenance and repairs, breakdown clearance, watching and emergent repairs and restoration to ensure the normal and smooth operation of Party A’s telecommunications facilities and equipment.

2.4	Installation and maintenance of telecommunications towers

Telecommunications towers include the auxiliary equipment, facilities and antenna and other components. The services refer to the relevant installation and maintenance in relation to the telecommunications towers provided by the Providers and other services agreed by the two Parties in relation to the said telecommunications towers.

To avoid any doubts, when the telecommunications services hereunder involve the installation and maintenance of the telecommunications towers speculated in this Article 2.4, the Providers refer to Party B and its relevant subsidiaries and the Receivers refer to Party A and its relevant subsidiaries.

3.	The Basic Principles

3.1	The terms and standards on which the Providers render the Telecommunications Services to the Receivers shall not be inferior to those extended by the Providers to any third party for the same or similar services.

3.2	Under the circumstances where, without the Providers’ fault, the Providers are unable to provide or completely provide the Telecommunications Services, the Providers shall give a notice to the Receivers in a timely manner, and shall use their best efforts to assist the Receivers to obtain the same or similar services from other sources.

3.3	The Telecommunications Services rendered under this Agreement shall be in conformity with relevant state-mandated standards (if any).

3.4	Provided that it is not prohibited by the laws and regulations, and with the prior consent of the Receivers, the Providers may delegate third parties (including the subsidiaries, affiliates and other related companies of the Providers) to provide certain Telecommunications services specified under this Agreement to the Receivers on behalf of the Providers. The Providers, however, shall ensure that any such third parties are qualified to provide such services mandated by the state and that the terms and standards on which the third parties render the Telecommunications Services shall not be inferior to those committed by the Providers. Each and all responsibilities and obligations for the services rendered by the third parties shall ultimately and fully be taken by the Providers. The Providers shall bear any and all extra expenses incurred by retaining any such third parties.

3.5	Should a breach of this Agreement by any Party cause a loss to the other Party, the breaching party shall be responsible for the payment of damages to the other Party to compensate for the full amount of such loss. However, neither Party shall be liable for any loss caused by force majeure events.

3.6	Each Party shall provide all reasonable and necessary assistance to the other Party during the course of the performance of this Agreement.

3.7	Additional agreements on the Telecommunications Services specified under this Agreement are contained in Appendices I, II, III and IV attached to this Agreement.

3.8	Subject to this Agreement and its appendices, the relevant subsidiaries of the Parties may, pursuant to the practical situation, execute some detailed implementing rules specifying the content, standards, scope, means of the services or any other particular requirements in relation to the provision of a certain specific service within the scope granted respectively by Party A and Party B.

4.	Pricing Principles and Payment

4.1	Service charges for planning, design and consultation of telecommunications projects

4.1.1	Service charges for planning, design and consultation of telecommunications projects shall be determined according to the following documents and shall not be higher than the upper limits stipulated thereunder or lower than the actual costs paid by the Providers after verification: (1) Notice Regarding the Issuance of the Regulations on the Administration of Service Charges of Engineering Inspection and Design (Ji Jia Ge [2002] No.10) jointly issued by the State Development and Planning Commission and Ministry of Construction; (2) Interim Regulations on the Consultation Fees for Construction Projects during their Preliminary Stage (Ji Jia Ge [1999] No.1283) published by the State Development and Planning Commission on 10 September 1999. If the above pricing documents are superseded by other government documents, prices shall be negotiated and agreed upon by both Parties and shall not be lower than the costs paid by the Providers or higher than the upper limits stipulated by the newly issued government documents.

4.1.2	After a design project has been confirmed by the Providers and the Receivers, the Receivers shall pay the Providers a deposit equivalent to 10% of the estimated design fees. The deposit can be used as the design fees, but un-refundable if the Receivers fail to perform their agreements under the relevant detailed implementing rules. But if the Providers fail to perform their agreements under the relevant detailed implementing rules, an amount equal to two times of the deposit shall be refunded by the Providers to the Receivers.

4.1.3	Design fees can be paid by instalments pursuant to the deliveries of the design documents in the various stages or by one instalment upon the delivery of the final work.

4.1.4	The actual design fees shall be initially ratified pursuant to the design budgetary estimate and ultimately determined pursuant to the final accounts, with a refund for any over-payment or an additional payment for any deficiency, as the case may be.

4.2	The Construction of telecommunications projects and relevant service charges

4.2.1	Service charges for the construction of telecommunications projects shall be determined according to the following documents and shall not be higher than the upper limits stipulated thereunder or lower than the actual costs paid by the Providers: (1) Budgets for Integrated Wiring System for Buildings and Building Clusters and Budgets for Installation of Mobile Telecommunications Equipment (Amended) (Xin Bu Gui [2000] No. 904) promulgated in September 2000 by the Ministry of Information Industry; (2) Notice on the Release of Estimation and Budget for Telecommunications Construction Projects and Relevant Accounts, (Gong Xin Bu [2008] No. 75) promulgated by the Ministry of Industry and Information. If the above pricing documents are superseded by other government documents, prices shall be negotiated and agreed upon by both Parties and shall not be lower than the costs paid by the Providers or higher than the upper limits stipulated by the newly issued government documents.

4.2.2	Payment of Service Charges

(i)	The Receivers shall pay the Providers a sum equivalent to 10% of the total service charges within 7 working days after they both have agreed on each particular item of services and signed the detailed implementing rules.

(ii)	During the course of the construction, the Providers shall, in accordance with the detailed implementing rules, regularly provide the Receivers with a statement on the amount of work completed; the Receivers shall pay the Providers a sum equivalent to 70% of the total service charges within 10 working days upon the completion of all agreed works (except for the work of the warranty period) by the Providers, and upon the receipt and verification by the Receivers of the final statement provided by the Providers;

(iii)	After the project has been inspected and accepted, the Providers shall, based on the time period stipulated under the detailed implementing rules, provide the Receivers with the project account settlement documents. Within 20 working days upon receipt of the project account settlement documents and after the review by the Receivers, the Receivers shall pay the Providers the balance of the service charges in accordance with the review results.

4.2.3	After the execution of the detailed implementing rules, if the amount of any work increases or decreases due to a change in the project design, then based on the actual amount of work actually provided by the Providers, the service charges shall be adjusted in accordance with the pricing principles and standards stipulated under this Agreement and the detailed implementing rules.

4.3	Service charges for the maintenance of telecommunications facilities and equipment

4.3.1	Service charges for the maintenance of telecommunications facilities and equipment shall be determined in accordance with the market prices offered in open biddings.

4.3.2	The maintenance service charges shall be paid monthly within 15 days of the following month. The amount of advance payment for the maintenance service charges shall be calculated based on the quantity of telecommunication facilities and equipment then actually maintained by the Providers.

4.3.3	The Providers shall bear the relevant expenses for low-value and easily-worn utensils, tools, vehicles, transportation and personnel incurred in providing the maintenance services, while the Receivers shall bear the relevant expenses for back-up products, components, materials for emergent repairs and support fees charged by manufacturers as required by the Providers in providing the maintenance services.

4.3.4	Both the Providers and the Receivers shall make an account settlement of the maintenance fees quarterly, i.e. within fifteen (15) working days from the end of each quarter. After the confirmation of the account settlement of the maintenance fees, any overpaid shall be refunded and any balance of payment shall be settled.

4.4	Service charges for telecommunications towers

4.4.1	The service charges for telecommunications towers under this Agreement shall be determined according to the following principles:

(i)	If there are any prevailing state-mandated or local prices fixed by the state or local governments (as amended from time to time, same as below), such prices shall apply, or;

(ii)	If there are no prevailing state-mandated or local prices fixed by the state or local governments available, market prices negotiated and agreed upon by both Parties shall apply.

4.4.2	The annual maintenance fees for telecommunications towers under this Agreement shall be determined with negotiations and shall not be lower than the actual costs paid by the Providers. On basis of the above principles, the first year’s maintenance fee for a particular telecommunications towers shall be calculated as per the actual days from the execution date of the examination qualification certificate countersigned by both the Receivers and the Providers after the Receivers have conducted the testing and examinations on the installed telecommunications towers to 31 December of that year.

4.4.3	The maintenance fees for telecommunications towers under this Agreement shall be paid as follows:

(i)	The Receivers shall make an advance payment of maintenance fees for the first half year prior to 15 January of each year and for the other half year, prior to 15 July of each year to the Providers;

(ii)	The Receivers and the Providers shall respectively verify and confirm the amount of the advance payments for the maintenance fees prior to 15 December of the earlier year and 15 June of that year, and respectively deliver the invoices to the other Party prior to 31 December of the earlier year and 30 June of that year pursuant to the confirmation. If any disagreement on the amount of the advance maintenance fees arises, the Parties shall still settle the payment for the part agreed in accordance with Article 4.4.3(i) and pay the balance after the disagreed part has been verified and confirmed.

(iii)	Both Parties shall respectively verify the account settlement of maintenance fees for telecommunications towers for the second half year of the last year and the first half year of that year prior to 15 February and 15 August of the same year. After the confirmation of the account settlement of the maintenance fees for telecommunications towers, any overpaid shall be refunded and the balance of payment shall be settled.

4.5	The Providers shall issue a valid commercial receipt to the Receivers in a timely manner upon receipt of any of the above-mentioned payments made by the Receivers.

4.6	If the Receivers fail to make any payment to the Providers within such period as has been agreed upon by both Parties, the Receivers shall pay the Providers a late payment penalty calculated at 0.03% of any due amount for each late payment day; if the late payment exceeds 60 days, the Providers may give the Receivers a written notice to terminate any further services. If after 30 days from the receipt of the written notice by the Providers, the Receivers still have not paid the said service charges, then the Providers may, without prejudice to any other rights and obligations already accrued or incurred to it under this Agreement, terminate the said services.

5.	Representations, Warranties and Undertakings

5.1	Each Party represents and warrants to the other Party that this Agreement is valid and equally binding on both Parties.

5.2	Both Parties warrant that their relevant subsidiaries to provide services possess all the qualifications and licenses (including but not limited to the qualifications in relation to project construction, construction design, and with regard to the installation and maintenance of telecommunications towers, Party B and its relevant subsidiaries shall possess qualifications in relation to telecommunications tower installation and maintenance) required by the relevant governmental regulatory authorities to provide the telecommunications services under this Agreement, and that the said qualifications and licenses are all valid during the term of this Agreement.

5.3	Both Parties shall ensure the recruitment of sufficient qualified employees by their relevant subsidiaries to provide satisfactory telecommunications services stipulated under this Agreement.

5.4	Both Parties shall ensure that the employees of their relevant subsidiaries are prepared to receive and provide sufficient instructions and explanations relating to the telecommunications services under this Agreement, and that the services are rendered with reasonable care and skill, such that the services can meet the standards required by the Receivers. Both Parties warrant that no harm will be caused to the Receivers by the acts or omissions of the Providers’ employees responsible for rendering the services.

5.5	Both Parties warrant that they have obtained all necessary approvals or other governmental permits (if there are any mandatory requirements ) for the telecommunications projects to be contracted to the other Party for design, consultation or building, and warrants to receive the construction licenses in a timely manner (as the case may be).

5.6	Both Parties, as the Receivers, warrant that they will, in accordance with the provisions of this Agreement, accept the telecommunications services rendered by the Providers, provide all necessary assistance and pay various charges, and that no harm will be caused to the Providers by the acts or omissions of the Receivers.

6.	Term of this Agreement

This Agreement shall be effective on 1 January 2011 and expire on 31 December 2013.

7.	Force Majeure

If, due to a force majeure event, the occurrence of which is unpredictable and the consequences of which are unavoidable and insurmountable, either Party or its subsidiaries is prevented from performing this Agreement in accordance with the agreed provisions, the affected Party shall immediately give notice to the other Party, and shall, within fifteen (15) days, provide the relevant detailed information and valid documents evidencing the grounds for non-performance, partial performance, or withheld performance of the relevant obligations under this Agreement. Depending upon the extent to which the performance may be affected by the force majeure event, both Parties shall discuss and agree whether or not to terminate, partially excuse, or delay the performance of the obligations concerned.

8.	Confidentiality

Unless otherwise required by the relevant laws or supervisory and regulatory authorities, neither Party (including but not limited to its relevant subsidiaries) shall disclose to any other company, enterprise, organization or individual any information or data concerning the contents of this Agreement or relating to the business of the other Party, unless the prior written consent of the other Party has been obtained (and such consent shall not be unreasonably refused or withheld).

9.	Assignment

Except for the cases stated in Article 3.4 hereof, without the prior written consent of the other Party, neither Party may assign or delegate to any third party any or all right(s) or obligation(s) accruing to it or the Providers or the Receivers under this Agreement.

10.	No Waiver

Unless otherwise provided by law, any failure to exercise, or delay in exercising any right, power or privilege to which a Party is entitled under this Agreement shall not be construed as a waiver of such right, power, or privilege, and any partial exercise of such right, power, or privilege shall not prejudice the future exercise of such right, power, or privilege.

11.	Notice

Any notice related to this Agreement shall be made in writing and delivered in person, or by facsimile or post. Any notice shall be deemed as delivered at the time of delivery, if delivered in person; or at the time when the facsimile machine indicates successful submission, if delivered by facsimile; or on the fifth working day (not accounting statutory holidays) after it has been posted, if delivered by post. Any notice is effective upon delivery.

12.	Applicable Law and Dispute Settlement

12.1	This Agreement shall be governed by, and interpreted and enforced, in accordance with the PRC law.

12.2	Any dispute between the Parties relating to the validity, interpretation or performance of this Agreement shall be settled through amicable consultation. Should the Parties fail to resolve the dispute within 30 days from the date of the occurrence of the dispute, then such dispute shall be submitted to China International Economy and Trade Arbitration Commission for arbitration in Beijing in accordance with the then effective arbitration rules of that Commission. The arbitration award shall be final and binding on both Parties. Except for the matter of dispute that is submitted for arbitration, all the remaining parts of this Agreement shall remain valid and effective during the arbitration.

13.	Effectiveness of the Agreement and Miscellaneous

13.1	This Agreement shall be effective upon due execution by the legal representatives or their authorized representatives of both Parties and the affixation of their official seals.

13.2	This Agreement can be executed separately by counterparts. The duly executed counterparts constitute a valid agreement. If the Agreement is executed by counterparts, it shall be construed as duly executed after the both Parties have successfully transmitted their signed counterparts to each other by facsimile.

13.3	Following discussion and agreement by both Parties, this Agreement and its appendices may be amended or supplemented by both Parties, and any amendment or supplement shall take effect after execution by the legal representatives or their authorized representatives of both Parties and after the affixation of the official seals.

13.4	This Agreement is severable. If any provision of this Agreement is determined to be invalid, unlawful or unenforceable, the validity and enforcement of other provisions shall not be affected.

13.5	This Agreement is written in Chinese and executed in six (6) original counterparts, two of which shall be retained by each Party and the other two copies shall be retained by Party A for necessary filing with the authorities. Each original counterpart has the equal legal validity.

PARTY A: CHINA MOBILE LIMITED

By:	/s/ Zhu Min
Legal representative/authorized representative

PARTY B: CHINA MOBILE COMMUNICATIONS CORPORATION

By:	/s/ LV Ping
Legal representative/authorized representative